Exhibit 107

CALCULATION OF REGISTRATION FEE

Calculation of Filing Fee Table

Form S-1

(Form Type)

T Stamp Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Title of Securities to be Registered	Fee Calculation Rule	Amount to be Registered (1)	Proposed Maximum Offering Price per Share	Proposed Maximum Offering Price	Fee Rate	Amount of Registration Fee
Equity	Class A Common Stock, par value $0.01 per share (2)	457(c)	1,279,700	$3.10(3)	$3,967,070	$0.00011020	$437.17
	Total Offering Amount	—	1,279,700	—	$3,967,070	$0.00011020	$437.17
	Total Fee Offsets	—	—	—	—	—	—
	Net Fee Due	—	—	—	$3,967,070	$0.00011020	$437.17

(1)

Pursuant to Rule 416(a) under the Securities Act, this Registration Statement shall also cover any additional shares of registrant’s Class A Common Stock that become issuable as a result of any stock dividend, stock split, recapitalization, or other similar transaction effected without the receipt of consideration that results in an increase to the number of outstanding shares of registrant’s Class A Common Stock, as applicable.

(2)

Consists of 1,279,700 shares of the registrant’s Class A Common Stock issuable upon the exercise of warrants held by the Selling Stockholder, which may be exercised for $2.30 per share (or, in certain circumstances, may be eligible for cashless exercise). These shares issuable upon the exercise of these warrants are being registered for resale on this Registration Statement.

(3)

Estimated solely for purposes of calculating the registration fee according to Rule 457(c) under the Securities Act based on the average of the high and low prices of the registrant’s Class A Common Stock quoted on the Nasdaq Capital Market on August 18, 2023.

Table 2: Fee Offset Claims and Sources

N/A

Table 3: Combined Prospectuses

N/A